FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Total Voting Rights

1 February 2019 15:00 GMT

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Conduct Authority's Disclosure and Transparency Rule 5.6.1. As at 31 January 2019 the issued share capital of AstraZeneca PLC with voting rights is 1,267,101,448 ordinary shares of US$0.25. No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,267,101,448.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the UK Financial Conduct Authority's Disclosure and Transparency Rules.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter@AstraZeneca.

Media Relations
Gonzalo Viña	UK/Global	+44 203 7495916
Karen Birmingham	UK/Global	+44 203 7495634
Rob Skelding	UK/Global	+44 203 7495821
Matt Kent	UK/Global	+44 203 7495906
Jennifer Hursit	UK/Global	+44 203 7495762
Christina M Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 7495712
Henry Wheeler	Oncology	+44 203 7495797
Christer Gruvris	BioPharma - Cardiovascular; Metabolism	+44 203 7495711
Nick Stone	BioPharma - Respiratory; Renal	+44 203 7495716
Josie Afolabi	Other	+44 203 7495631
Craig Marks	Finance; Fixed Income	+44 7881 615764
Jennifer Kretzmann	Retail Investors; Corporate Access	+44 203 7495824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 February 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary